Exhibit 99.1

[GRAPHIC]
Press release

EMBARGOED – NOT FOR PUBLICATION BEFORE 07:00HRS ON TUESDAY OCTOBER 28, 2003

RESULTS FOR THIRD QUARTER ENDED SEPTEMBER 28, 2003

Oxfordshire, UK –  October 28, 2003: Bookham Technology plc (LSE: BHM, NASDAQ: BKHM), a leading provider of optical components, modules and subsystems for fiber optic communication networks, today announced results for the third quarter ended September 28, 2003.

Highlights for the third quarter ended September 28, 2003

•                  Revenues in the third quarter were £23.1 million ($37.1 million), up 10% from the second quarter 2003 of £21.0 million, and up 204% from £7.6 million in the third quarter 2002, in line with management expectations.

•                  Nortel Networks and Marconi Communications remained very strong customers, representing 57% and 14% of sales respectively, with Huawei under the 10% level.

•                  Gross margin, excluding exceptionals, improved by over 13 percentage points, to near breakeven with a loss of £0.4 million (or negative 1.5%), down from £3.2 million (or negative 15%) in the second quarter 2003, in line with management expectations.  Operating expenses, excluding exceptionals, were reduced by 7% quarter on quarter.

•                  Cash burn for the third quarter 2003 was £22.9 million ($36.9 million), in line with management expectations, primarily reflecting one-off costs associated with the closure of the Ottawa fab, overhead reductions and restructuring initiatives announced on July 30, 2003.  Management anticipates cash burn of less than £10 million in the fourth quarter 2003, excluding acquisition related costs.

•                  The net loss for the third quarter 2003, under UK GAAP, was £29.2 million ($47.0 million), including exceptional charges of £14.6 million.  This compares with a net loss of £18.1 million in the second quarter 2003 which included exceptional charges of £1.8 million.  Under US GAAP, the net loss was £28.8 million ($46.3 million), which included restructuring charges of £14.6 million.

•                  During the quarter, the company announced a number of strategic developments including the proposed acquisition of New Focus, the acquisitions of Ignis Optics Inc and substantially all of the assets of Cierra Photonics Inc, as well as the completion of the consolidation of the Ottawa wafer fab, ahead of schedule.

Commenting on the results, Giorgio Anania, President and Chief Executive Officer, said: “In this quarter, we made substantial progress on many operational fronts.  Revenues are up sequentially by 10% and the cost structure has been significantly improved, continuing the trend of the past few quarters.  In addition, we achieved a major operational step forward with the completion of the consolidation of the Ottawa fab and the transfer of production to our Caswell facility, which we expect will reduce our cost base going forward.  We saw continued progress with key customers and we announced three strategic acquisitions, two of which were completed in the quarter.  This progress means we expect this momentum to be reflected in financial results going forward.”

Operating review

Products and customers

Nortel Networks and Marconi Communications continued to remain strong customers, and in the third quarter 2003, represented 57% and 14% of sales respectively, the latter growing significantly from the second quarter.  The company continued its good relationship with Huawei, who accounted for under 10% of revenues this quarter, and also continued to develop other key customers.  Revenues from customers outside of Nortel and Marconi were up 12% quarter on quarter.

Acquisitions

Consolidation in the market is being driven by customers’ demands for fewer, larger optical component and subsystem suppliers that can deliver cost competitive pricing through economies of scale.  As a result, the company has announced two completed acquisitions and one proposed acquisition during the quarter, all of which the company believes will serve to consolidate the company’s position as the number two component supplier to the telecom equipment market  worldwide.

On September 22, 2003 the company announced that it had signed an agreement under which it would acquire New Focus Inc. (“New Focus”), for approximately 84 million New Ordinary shares, valued at £117.6 million ($190.5 million) based on the mid market closing share price of Bookham Ordinary Shares on the London Stock Exchange on September 19, 2003.

New Focus is a leading provider of photonics and microwave solutions to non-telecom diversified markets, including the semiconductor, defence research, industrial, biotech/medical and telecom test and measurement industries.  Important product solutions include tunable lasers, microwave radio-frequency amplifiers, opto-electronics, photonics subsystems and photonic tools.  New Focus’s operations are located in San Jose, California, where the company employs approximately 200 people.  New Focus also has a manufacturing facility in Shenzhen, China.  The proposed acquisition is expected to increase the critical mass of the company’s non-telecom business, enabling the company to diversify its customer base and would provide significant additional cash resources.  The completion of the proposed New Focus acquisition is subject to a number of conditions, including regulatory and shareholder approval and is expected to complete in late 2003 or early 2004.

In early October 2003, the company acquired Ignis Optics Inc. (“Ignis”), a provider of optical modules for communications networks, based in San Jose, California.  Ignis designs and manufactures small form-factor pluggable (SFP and XFP) single-mode optical transceivers for current and next-generation optical datacom and telecom networks.  This acquisition allows the company to enter the datacom market, and presents a significant market opportunity for the company’s know-how and manufacturing capabilities.

In addition, the company completed the acquisition of the business of Cierra Photonics Inc. (“Cierra”), in July 2003.  Cierra designs and manufactures thin film filters and other components for the fiber optics telecommunications industry.  This acquisition opens up a new, large market area, allowing cost reduction by internal sourcing of some of the company’s components used in its amplifiers and also improves the company’s competitive position in bidding for and winning optical subsystems business.

In connection with the acquisition of Nortel Networks optical components business, which completed in November 2002 and as required by the accounting standards, the company will be re-evaluating the purchase price allocation preliminarily recorded at year end 2002.  As a result of sales of inventory being ahead of initial expectations, the company expects this will result in a reclassification, in the year end 2002 balance sheet, of a portion of the purchase price to inventory from intangibles and property and equipment.

Restructuring

Previously announced cost reduction plans have been substantially completed.  On September 11, 2003 the company announced the completion of a major cost reduction initiative: the consolidation of its two main wafer fab facilities, following the acquisition of the Nortel Networks Optical Components businesses (“NNOC”).  The consolidation of the Ottawa wafer fab facility into the company’s Caswell, UK, facility was a large element of the company’s cost reduction plans and the company expects to see the benefits in the fourth quarter 2003, a full quarter ahead of the company’s original estimate of the first quarter 2004.

The company also completed the discontinuation of its investment in the ASOC R&D platform and closed the wafer fab facility in Milton, UK.

Other developments

Jack Kilby has informed the company that he will retire from the board on closing of the proposed acquisition of New Focus.  Mr Kilby joined the board in January 2000.

Nicola Pignati, currently Chairman, President and CEO of New Focus, and Dr Peter Bordui, currently a New Focus board member, are expected to join the board of Bookham on closing of the proposed New Focus acquisition.

Financial commentary

All US dollar numbers have been translated at £1 = $1.61 for the convenience of the reader.

Third quarter ended September 28, 2003

Revenues:  Revenues in the third quarter of 2003 were £23.1 million ($37.1 million), up 10% on second quarter 2003 revenues of £21.0 million, and up 204% from £7.6 million in the third quarter 2002.  Revenues grew at both Nortel and Marconi between the second quarter and the third quarter, with growth at Marconi and other customers accounting for the majority of the increase.

Operating loss (before exceptional items) under UK GAAP: The gross loss (loss at the gross margin level) was £0.4 million ($0.6 million), down from £3.2 million in the second quarter 2003 and down from £3.8 million in the third quarter 2002.  The gross margin loss has improved to (1.5%) in the third quarter 2003, from (15%) in the second quarter 2003 and (50%) in the third quarter 2002.  This improvement was mainly the result of ongoing restructuring action which continues to reduce the company’s fixed manufacturing overheads.

Operating expenses decreased 7% from the second quarter 2003 to the third quarter 2003, driven by reductions in research and development resulting from ceasing of spending on the ASOC product line and other focused reductions in development spending.  Within operating expenses, selling, general and administrative expenses remained at the same level as the second quarter 2003, but as a percentage of revenues for the third quarter, fell from 33% to 30% in the same period.

Restructuring charges (exceptionals for UK GAAP and charges for US GAAP): In the third quarter, net exceptional charges were £14.6 million ($23.5 million) under both UK GAAP and US GAAP.  These primarily related to one-off severance costs in connection with the completion of the Ottawa wafer fab consolidation and the Milton ASOC closure.

Net loss (including exceptionals for UK GAAP and charges for US GAAP): Net interest for the third quarter was £0.1 million expense compared with £1.9 million (income) in the second quarter 2003.  Net interest includes the translation impact on the company’s US$ denominated loan notes.  In the second quarter, the company recognised a significant translation gain on long-term debt which did not occur in the third quarter, accounting for most of the change between quarters.

The net loss under UK GAAP for the third quarter was £29.2 million ($47.0 million) and the loss per share was £0.14 ($0.23).  Under US GAAP, the net loss for the same period was £28.8 million ($46.3 million) and the loss per share was £0.14 ($0.22).

Cash and cash equivalents: Cash and cash equivalents as of September 28, 2003 were £47.9 million ($77.2 million) compared with £70.8 million as at June 29, 2003.

Cash flow: Cash burn for the third quarter 2003 was £22.9 million ($36.9 million) up 36% on the second quarter 2003 (£16.9 million), reflecting the one-off costs associated with the overhead reductions and restructuring initiatives announced on July 30, 2003.

Nine months ended September 28, 2003

The results for the first nine months of 2002 were prior to the acquisition of NNOC and it is therefore difficult to draw meaningful comparisons with the first nine months of 2003.

Revenues:  Revenues for the nine months ended September 28, 2003 were £65.2 million ($104.9 million), up 221% compared with the same period in 2002.

Nortel Networks and Marconi Communications represented 59% and 14% of sales respectively for the nine months ended September 28, 2003.

Operating loss (before exceptional items) under UK GAAP: The gross loss (loss at the gross margin level) was £8.6 million ($13.8 million) for the nine months, down 31% from the same period in 2002.  The gross margin loss has improved to (13%) in the nine months from (62%) in the first nine months 2002 primarily as a result of the company’s ongoing cost reduction efforts.

Operating expenses increased 27% compared with the first nine months of 2002 due to the inclusion of the acquired NNOC operations.  As a percentage of revenues, however, operating expenses declined to 72% over the first nine months of 2003, compared with 182% for the same period in 2002.  Within operating expenses, selling, general and administrative expenses increased by 92% from the first nine months of 2002, reflecting the impact of the increased size of the company and the integration of acquisitions made in 2002 and 2003.  Research and development expenses decreased by 5%, as a result of reductions in ASOC related research and development, partially offset by the research and development spending related to the NNOC operations acquired in November 2002.

Restructuring charges (exceptionals for UK GAAP and charges for US GAAP): For the nine months ended September 28, 2003, net exceptional charges were £19.3 million ($31.1 million) under both UK GAAP and US GAAP.  These primarily related to overhead reductions, incurred in the third quarter 2003, including plant closures in Ottawa and Milton and other manufacturing consolidations and workforce reductions.

Net loss (including exceptionals for UK GAAP and charges for US GAAP): Net interest for the nine months ended September 28, 2003 was £2.2 million ($3.6 million), down 51% from £4.5 million in the first nine months 2002 due to significantly lower cash balances offset by favourable exchange movements in the US$ denominated loan notes.

The net loss under UK GAAP for the nine months was £72.3 million ($116.4 million) and the loss per share was £0.35 ($0.57).  Under US GAAP, the net loss for the same period was £71.0 million ($114.3 million) and the loss per share was £0.34 ($0.56).

Cash and cash equivalents: Cash and cash equivalents as of September 28, 2003 were £47.9 million ($77.2 million) compared with £105.4 million as at December 31, 2002.

Cash flow: Cash burn for the nine months ended September 28, 2003 was £57.5 million ($92.6 million), up 20% on the same period in 2002.  While the company’s operating performance improved, restructuring costs in the period had a significant effect.

Outlook

The company anticipates revenues for the fourth quarter 2003 will increase between 3% to 10%, from the third quarter 2003, and be in the range of £24 million to £26 million.

The company estimates that gross margin will improve by between 5 and 10 percentage points in the fourth quarter 2003.

With the completion of the transfer of the Ottawa fab to Caswell and the other actions taken in the last few quarters, the company anticipates cash burn, including restructuring costs but excluding the transaction costs associated with the proposed acquisition of  New Focus, to be less than £10 million in the fourth quarter.

For further information, please contact:

Bookham Technology: +44 (0) 1235 837000

Giorgio Anania – President and CEO

Steve Abely – Chief Financial Officer

Sharon Ostaszewska – Director Communications

Financial Dynamics: +44 (0) 20 7831 3113 Sarah Marsland James Melville-Ross Juliet Clarke	FD U.S.: +1 212 850 5600 Deborah Ardern-Jones Tiernan Cavanna

The company will be hosting a conference call to discuss this set of results on Tuesday October 28, 2003 at 15:00 (GMT), 10:00 (EST).  Dial in numbers are as follows:

UK/European participants	+44 (0) 20 7162 0194
US participants	+1 888 222 0364

A taped recording will be available approximately 1 hour after the call ends for 30 days.  Dial in numbers are as follows:

UK/European participants	+44 (0) 20 8288 4459
(access code: 407842)

US participants	+1 334 323 6222
(access code: 407842)

The call can also be accessed on the company’s web site, www.bookham.com

Bookham Technology (LSE: BHM; NASDAQ: BKHM) is a global leader in the design, manufacture and marketing of optical and RF components, modules and subsystems.  Bookham’s disruptive technologies and broad product range allow it to deliver an extensive range of cost effective optical functionality and solutions to customers, which offer higher performance, lower cost and provide greater subsystems capability to meet their customers’ needs.  The company’s optical and RF components, modules and subsystems are used in various applications and industries, including telecommunications, aerospace, industrial and military.  In 2002, Bookham acquired the optical components businesses from Nortel Networks and Marconi.  In July 2003, the company acquired the business of Cierra Photonics Inc. and in October 2003, the company acquired Ignis Optics, Inc.  The company, whose securities are traded on NASDAQ and the London Stock Exchange, is headquartered in the UK, with manufacturing facilities in the UK, Canada, and Switzerland; offices in the UK, US, France, Italy, and China; and employs approximately 1700 people worldwide.

More information on Bookham Technology is available at www.bookham.com

Bookham and ASOC are registered trademarks of Bookham Technology plc

Statements made in this press release that are not historical facts include forward-looking statements that involve risks and uncertainties.  Important factors that could cause actual results to differ from those indicated by such forward-looking statements include, among others, recovery of industry demand, the need to manage manufacturing capacity, production equipment and personnel to anticipated levels of demand for products, the ability to consummate the proposed transaction with New Focus, possible disruption in commercial activities caused by terrorist activities or armed conflicts, the related impact on margins, reductions in demand for optical components, expansion of our business operations, quarterly variations in results, currency exchange rate fluctuations, manufacturing capacity yields and inventory, intellectual property issues and other uncertainties that are discussed in the “Risk Factors” sections of our Annual Report on Form 20-F  for the year ended December 31, 2002, as amended.  Forward-looking statements represent our estimates as of today, and should not be relied upon as representing our estimates as of any subsequent date.  While we may elect to update forward-looking statements in the future, we disclaim any obligation to do so.

Bookham Technology plc
Consolidated Profit and Loss Account – UK GAAP

Third Quarter ended September 28, 2003

	(1) Before Exceptional Items September 28, 2003	Exceptional Items September 28, 2003	After Exceptional Items September 28, 2003	After Exceptional Items September 29, 2002	After Exceptional Items September 28, 2003
	Unaudited £’000	Unaudited £’000	Unaudited £’000	Unaudited £’000	Unaudited $’000

Turnover	23,062	—	23,062	7,577	37,130
Cost of sales	(23,419)	(11,064)	(34,483)	(13,148)	(55,518)

Gross Loss	(357)	(11,064)	(11,421)	(5,571)	(18,388)
Administrative expenses
Research and development	(7,136)	(3,897)	(11,033)	(13,969)	(17,763)
Selling, general and other expenses	(6,975)	377	(6,598)	(3,943)	(10,623)
	(14,111)	(3,520)	(17,631)	(17,912)	(28,386)
Other operating (expense)/income	(74)	—	(74)	22	(118)
Operating loss	(14,542)	(14,584)	(29,126)	(23,461)	(46,892)
Interest, net	(74)	—	(74)	1,449	(119)
Loss on ordinary activities before taxation	(14,616)	(14,584)	(29,200)	(22,012)	(47,011)
Tax on loss on ordinary activities	(24)	—	(24)	—	(39)
Loss for the financial period	(14,640)	(14,584)	(29,224)	(22,012)	(47,050)

Loss per ordinary share (basic and diluted)	£(0.07)	£(0.07)	£(0.14)	£(0.15)	$(0.23)

Weighted average ordinary shares and ADSs outstanding (‘000)	207,899	207,899	207,899	143,725	207,899

(1)  Management believes that the presentation of this information is useful to investors because such information excludes exceptional items associated with the company’s past acquisitions and restructuring activity and gives investors insight into the profitability of the company’s operating business.  Management believes that presenting financial measures exclusive of exceptional items helps identify trends in the company’s business and the company uses these measures to establish budgets and operational goals, to manage the business and evaluate the performance of the company.

Bookham Technology plc
Statement of Total Recognised Gains and Losses
Third Quarter ended September 28, 2003

	Q3 2003	Q3 2002
	Unaudited £’000	Unaudited £’000

Loss for the quarter	(29,224)	(22,012)
Exchange difference on translation of subsidiaries	115	(33)

Total losses recognised in the quarter	(29,109)	(22,045)

Bookham Technology plc

Consolidated Profit and Loss Account – UK GAAP

Nine Months ended September 28, 2003

	(1) Before Exceptional Items September 28, 2003	Exceptional Items September 28, 2003	After Exceptional Items September 28, 2003	After Exceptional Items September 29, 2002	After Exceptional Items September 28, 2003

	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	£’000	£’000	£’000	£’000	$’000

Turnover	65,150	—	65,150	20,279	104,892
Cost of sales	(73,728)	(14,347)	(88,075)	(35,343)	(141,801)
Gross Loss	(8,578)	(14,347)	(22,925)	(15,064)	(36,909)
Administrative expenses
Research and development	(23,593)	(4,872)	(28,465)	(32,434)	(45,829)
Selling, general and other expenses	(23,092)	(105)	(23,197)	(12,339)	(37,347)
	(46,685)	(4,977)	(51,662)	(44,773)	(83,176)
Other operating income	41	—	41	103	66
Operating loss	(55,222)	(19,324)	(74,546)	(59,734)	(120,019)
Interest, net	2,241	—	2,241	4,541	3,608
Loss on ordinary activities before taxation	(52,981)	(19,324)	(72,305)	(55,193)	(116,411)
Tax on loss on ordinary activities	(24)	—	(24)	—	(39)
Loss for the financial period	(53,005)	(19,324)	(72,329)	(55,193)	(116,450)

Loss per ordinary share (basic and diluted)	£(0.26)	£(0.09)	£(0.35)	£(0.39)	$(0.57)

Weighted average ordinary shares and ADSs outstanding (‘000)	205,937	205,937	205,937	141,977	205,937

(1)  Management believes that the presentation of this information is useful to investors because such information excludes exceptional items associated with the company’s past acquisitions and restructuring activity and gives investors insight into the profitability of the company’s operating business.  Management believes that presenting financial measures exclusive of exceptional items helps identify trends in the company’s business and the company uses these measures to establish budgets and operational goals, to manage the business and evaluate the performance of the company.

Bookham Technology plc

Statement of Total Recognised Gains and Losses

Nine months ended September 28, 2003

	Nine months to September 28, 2003	Nine months to September 29, 2002
	Unaudited	Unaudited
	£’000	£’000

Loss for the nine months	(72,329)	(55,193)
Exchange difference on translation of subsidiaries	203	(79)

Total losses recognised in the nine months	(72,126)	(55,272)

Bookham Technology plc

Consolidated Balance Sheet – UK GAAP

	September 28, 2003	December 31, 2002	September 29, 2002
	Unaudited	Audited	Unaudited
	£’000	£’000	£’000

Intangible fixed assets	40,085	42,553	1,155
Tangible fixed assets	55,600	51,442	43,176
Investments	15	—	—
	95,700	93,995	44,331

Stocks	13,725	23,679	3,308
Debtors	20,803	21,405	9,620
Cash at bank and in hand	47,929	105,418	137,011
	82,457	150,502	149,939
Creditors: amounts falling due within one year	(32,779)	(29,302)	(22,558)
Net current assets	49,678	121,200	127,381

Total assets less current liabilities	145,378	215,195	171,712
Creditors: amounts falling due after more than one year	(30,381)	(31,329)	—
Provisions for liabilities and charges	(3,756)	(3,428)	(79)
Net assets	111,241	180,438	171,633

Capital and reserves
Called up capital	694	683	479
Share premium account	406,406	404,187	356,762
Other reserves	11,439	10,740	3,520
Profit and loss account	(307,298)	(235,172)	(189,128)
Equity shareholders’ funds	111,241	180,438	171,633

Bookham Technology plc

Consolidated Cash Flow Statement for the

Third Quarter and Nine Months ended September 28, 2003 – UK GAAP

	Quarter ended		Nine months ended		Year ended
	September 28, 2003	September 29, 2002	September 28, 2003	September 29, 2002	December 31, 2002
	Unaudited	Unaudited	Unaudited	Unaudited	Audited
	£’000	£’000	£’000	£’000	£’000

Net cash outflow from operating activities	(20,382)	(12,283)	(47,738)	(43,474)	(61,684)

Returns on investments and servicing of finance	(68)	1,449	385	4,541	5,342

Taxation	(24)	—	(24)	—	—

Capital expenditure and financial investment	(2,540)	(985)	(10,249)	(7,449)	(10,153)

Acquisitions and disposals	74	80	74	(744)	(12,129)

Financing	58	(141)	63	(678)	(772)

(Decrease) in cash	(22,882)	(11,880)	(57,489)	(47,804)	(79,396)

Bookham Technology plc

Consolidated Statement of Operations – US GAAP

Third Quarter ended September 28, 2003

	(1) Before Charges September 28, 2003	Charges September 28, 2003	After Charges September 28, 2003	After Charges September 29, 2002	After Charges September 28, 2003
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	£’000	£’000	£’000	£’000	$’000

Net revenues	23,062	—	23,062	7,577	37,130
Cost of net revenues	(23,419)	(6,132)	(29,551)	(11,729)	(47,577)

Gross loss	(357)	(6,132)	(6,489)	(4,152)	(10,447)
Operating expenses
Research and development	(7,136)	(1,350)	(8,486)	(7,584)	(13,662)
Selling, general and administrative	(6,005)	(613)	(6,618)	(3,561)	(10,655)
Impairment loss	—	(2,380)	(2,380)	(41)	(3,832)
Closure costs	—	(4,109)	(4,109)	(7,763)	(6,615)
Total operating expenses	(13,141)	(8,452)	(21,593)	(18,949)	(34,764)
Operating loss	(13,498)	(14,584)	(28,082)	(23,101)	(45,211)
Other income/(expense)	(645)	—	(645)	1,089	(1,038)
Loss before income taxes	(14,143)	(14,584)	(28,727)	(22,012)	(46,249)
Provision for income taxes	(24)	—	(24)	—	(39)
Net loss	(14,167)	(14,584)	(28,751)	(22,012)	(46,288)

Net loss per ordinary share and ADS (basic and diluted)	£(0.07)	£(0.07)	£(0.14)	£(0.15)	$(0.22)
Weighted average ordinary shares and ADSs outstanding (‘000)	207,899	207,899	207,899	143,725	207,899

(1)          Management believes that the presentation of this information is useful to investors because such information excludes charges associated with the company’s past acquisitions and restructuring activities and gives investors insight into the profitability of the company’s operating business.  Management believes that presenting financial measures exclusive of helps identify trends in the company’s business and the company uses these measures to establish budgets and operational goals, to manage the business and evaluate the performance of the company.  Charges in the ‘cost of net revenues’, ‘selling, general and administrative’ and ‘Research and development’ classifications relate largely to staff severance and retention costs in connection with the previously announced Milton ASOC downsizing programmes.  Impairment charges relate to ASOC capital equipment at the Milton site.

Bookham Technology plc

Consolidated Statement of Operations – US GAAP

Nine months ended September 28, 2003

	(1) Before Charges September 28, 2003	Charges September 28, 2003	After Charges September 28, 2003	After Charges September 29, 2002	After Charges September 28, 2003
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	£’000	£’000	£’000	£’000	$’000

Net revenues	65,150	—	65,150	20,279	104,892
Cost of net revenues	(73,728)	(8,877)	(82,605)	(33,262)	(132,994)

Gross loss	(8,578)	(8,877)	(17,455)	(12,983)	(28,102)
Operating expenses
Research and development	(23,593)	(2,268)	(25,861)	(25,662)	(41,636)
Selling, general and administrative	(20,558)	(1,042)	(21,600)	(11,783)	(34,776)
Impairment loss	—	(3,162)	(3,162)	(1,090)	(5,091)
IPR&D	—	—	—	(4,197)	—
Closure costs	—	(3,975)	(3,975)	(7,763)	(6,400)
Total operating expenses	(44,151)	(10,447)	(54,598)	(50,495)	(87,903)
Operating loss	(52,729)	(19,324)	(72,053)	(63,478)	(116,005)
Other income (expense)	1,066	—	1,066	4,088	1,716
Loss before income taxes	(51,663)	(19,324)	(70,987)	(59,390)	(114,289)
Provision for income taxes	(24)	—	(24)	—	(39)
Net loss	(51,687)	(19,324)	(71,011)	(59,390)	(114,328)

Net loss per ordinary share and ADS (basic and diluted)	£(0.25)	£(0.09)	£(0.34)	£(0.42)	$(0.56)
Weighted average ordinary shares and ADSs outstanding (‘000)	205,937	205,937	205,937	141,977	205,937

(1)          Management believes that the presentation of this information is useful to investors because such information excludes charges associated with the company’s past acquisitions and restructuring activities and gives investors insight into the profitability of the company’s operating business.  Management believes that presenting financial measures exclusive of charges helps identify trends in the company’s business and the company uses these measures to establish budgets and operational goals, to manage the business and evaluate the performance of the company.  Charges in the ‘cost of net revenues’, ‘selling, general and administrative’ and ‘Research and development’ classifications relate largely to staff severance and retention costs in connection with the previously announced Milton ASOC downsizing programmes.  Impairment charges relate to ASOC capital equipment at the Milton site.

Bookham Technology plc
Consolidated Balance Sheet – US GAAP

	September 28, 2003	December 31, 2002	September 29, 2002	September 28, 2003
	Unaudited	Audited	Unaudited	Unaudited

	£’000	£’000	£’000	$’000

Assets
Current Assets:
Cash and cash equivalents	47,929	105,418	137,011	77,166
Accounts receivable	16,492	17,781	6,923	26,552
Inventories	13,725	23,679	3,308	22,097
Prepaid expenses and other current assets	4,311	3,624	2,697	6,941
Total current assets	82,457	150,502	149,939	132,756

Intangible assets	24,126	26,423	6,366	38,843
Property and equipment	46,104	41,470	37,965	74,227

Other assets	15	—	—	24
	152,702	218,395	194,270	245,850

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and other accrued expenses	32,779	29,302	22,558	52,774
Total current liabilities	32,779	29,302	22,558	52,774
Long-term obligations	34,058	34,678	—	54,833
Shareholders’ equity	85,865	154,415	171,712	138,243
	152,702	218,395	194,270	245,850

Summary of significant differences between accounting principles generally accepted in the UK (UK GAAP) and United States generally accepted accounting principles (US GAAP).

The principal differences between the company’s accounting policies under UK GAAP and those under US GAAP are set out in Note 30 of the Notes to the Financial Statements of Bookham Technology’s Annual Report on Form 20-F for the year ended December 31, 2002, as amended.  The following tables provide a reconciliation of the loss for the financial period and equity shareholders’ funds prepared under UK GAAP to equivalent information prepared under US GAAP.

UK/US GAAP Reconciliation – Profit and Loss Account

	Quarter ended		Nine months ended
	September 28, 2003	September 29, 2002	September 28, 2003	September 29, 2002
	Unaudited	Unaudited	Unaudited	Unaudited
	£’000	£’000	£’000	£’000

Loss for the financial period under UK GAAP	(29,224)	(22,012)	(72,329)	(55,193)
US GAAP Adjustments:
Decrease amortisation of goodwill	903	—	2,671	—
Additional amortisation of intangible assets	(1,866)	—	(3,314)	—
Decrease depreciation of tangible assets	1,436	—	1,961	—
In-process research and development	—	—	—	(4,197)
Net loss as adjusted to accord with US GAAP	(28,751)	(22,012)	(71,011)	(59,390)

UK/US GAAP Reconciliation – Balance Sheet

	September 28, 2003	December 31, 2002
	Unaudited	Audited
	£’000	£’000

Equity shareholders’ funds under UK GAAP	111,241	180,438
US GAAP Adjustments:
Goodwill
Cost	(35,743)	(35,352)
Amortisation	3,113	442
Net	(32,630)	(34,910)

Intangible assets
Cost	20,666	19,460
Amortisation	(3,995)	(680)
Net	16,671	18,780

Tangible assets
Cost	(61,878)	(60,598)
Depreciation	52,382	50,626
Net	(9,496)	(9,972)

Provision for liabilities and charges
National Insurance on Stock Options	79	79

Equity shareholders’ funds under US GAAP	85,865	154,415

Basis of preparation

The third quarter results have been prepared on the basis of the accounting policies set out in Bookham’s 2002 statutory accounts, and Bookham’s Annual Report on Form 20–F for the year ended December 31, 2002, as amended, which is on file with the US Securities and Exchange Commission, consisting only of normal recurring adjustments necessary for a fair presentation of Bookham Technology’s results and financial position as of and for those periods.

The company will finalise its assessment of the fair values of assets acquired with NNOC in the fourth quarter 2003.  Sales of inventories have been ahead of initial expectations and consequently the company expects to increase the fair value of inventory acquired and reduce the fair values of intangible and tangible assets.

The financial information contained in this announcement for the year ended December 31, 2002, does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985.  Statutory accounts of the group in respect of the financial year ended December 31, 2002, which have been disclosed to the Registrar of Companies in England and Wales, have been given a report by the group auditors which was unqualified and did not contain a statement under Section 237(2) or Section 237(3) of that Act.

Ends